FEE WAIVER AGREEMENT

This Agreement is entered into as of the 19th day of February, 2020 between Robert W. Baird & Co. Incorporated (the “Advisor”) and Baird Funds, Inc. (the “Corporation”), on behalf of the Baird Ultra Short Bond Fund (the “Fund”).

WHEREAS, the Advisor desires to contractually agree to waive a portion of its advisory fee as further described below.

NOW THEREFORE, the parties agree as follows:

The Advisor agrees that, for the term of this Agreement, it will waive management fees in an amount equal to an annual rate of 0.15% of the average daily net assets for the Fund.     This Agreement shall continue in effect through April 30, 2021. This Agreement may only be terminated prior to the end of this term by or with the consent of the Board of Directors of Baird Funds, Inc. This Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

ROBERT W. BAIRD & CO. INCORPORATED

By:     /s/ Peter Hammond
Peter Hammond, Managing Director

BAIRD FUNDS, INC. (on behalf of the Baird Ultra Short Bond Fund)

By:    /s/ Mary Ellen Stanek
Mary Ellen Stanek, President